Filed by: Qualtrics International Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: SAP SE

Subject Company’s Commission File No.: 001-14251

On January 19, 2021, the following communication was sent via email to eligible employees of Qualtrics International Inc. (“Qualtrics”), SAP SE (“SAP”) and their subsidiaries in connection with Qualtrics’ and SAP’s offer to exchange certain outstanding awards for restricted stock units with respect to shares of Class A common stock of Qualtrics.

Team,

Quick reminder that the deadline to make your election for the equity exchange offer is January 27, 2021 at Noon MST. If you are able to make an election sooner, that will help us with planning. Keep in mind that you can change your election at any time up until the deadline. So far, approximately 98% of employees who have made an election on the website have chosen to participate in the exchange, including all of our executive officers, and more than 70% of eligible awards have been tendered in the exchange.

You can access the election form here, along with the prospectus and other documentation containing all of the exchange offer details. You should have received an email with your unique login details around December 28 from ast@edeliveryrequest.com. Note that the offer only applies to employees who have existing equity grants, so anyone who hasn’t previously received a Qualtrics or SAP equity grant did not get the email.

If you have any questions, please contact the information agent for the exchange offer, DF King & Co, at +1-866-340-7108 or qualtrics@dfking.com. You can also reach out to me or compensation@qualtrics.com.

Thanks,

Blake

Important Information Regarding the Exchange Offer

You are urged to read the Prospectus – Offer to Exchange, and any other relevant documents filed with the SEC before making a decision whether to participate in the Offer. None of Qualtrics, SAP or any of their respective directors or officers makes any recommendation as to whether you should participate in the Offer. This communication is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the Offer. You may obtain a free copy of the Prospectus—Offer to Exchange, and other related documents filed with the SEC by

Qualtrics, online at the SEC’s website at www.sec.gov. For additional information or assistance concerning the Offer or to request copies of the Prospectus—Offer to Exchange and other information incorporated by reference in the Prospectus—Offer to Exchange, without charge, you should contact the information agent, D.F. King & Co., Inc. at +1 (866) 340-7108 or qualtrics@dfking.com. All capitalized terms not otherwise defined in this communication shall have the meanings ascribed to them in the Prospectus – Offer to Exchange.

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